UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

ZOLTEK COMPANIES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

98975W 10 4
(CUSIP Number)

Koji Matsuoka Toray Industries, Inc. Nihonbashi Mitsui Tower, 1-1 Nihonbashi-Muromachi 2-chome, Chuo-ku Tokyo 103-8666, Japan +81-3-3245-5111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Michael J. Mies Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, California 94301 650-470-4500

September 27, 2013
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 98975W 10 4

1	NAME OF REPORTING PERSON Toray Industries, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 06-1426150
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,211,852 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,211,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
The shares of Common Stock, par value $0.01 per share (“Zoltek Common Stock”), of Zoltek Companies, Inc., a Missouri corporation (“Zoltek” or the “Issuer”) covered by this item are deemed beneficially owned under a stockholder voting agreement, dated as of September 27, 2013 (the “Voting Agreement”), among Toray Industries, Inc., a Japanese kabushiki kaisha (“Toray”) and Zsolt Rumy, a stockholder of Zoltek Common Stock (“Mr. Rumy”), obligating Mr. Rumy to vote such shares in accordance with the terms of the Voting Agreement and pursuant to which a limited proxy was provided. Toray expressly disclaims beneficial ownership of all of the shares of Zoltek Common Stock subject to the Voting Agreement and the proxies. The number of shares listed above is taken from the Voting Agreement.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D (this “Statement”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of  Zoltek Companies, Inc. (the “Company” or the “Issuer”).  The name and address of the principal executive offices of the Company are Zoltek Companies, Inc., 3101 McKelvey Road, St. Louis, Missouri 63044.

Item 2.	Identity and Background

This Statement is being filed by Toray Industries, Inc., whose principal business address is Nihonbashi Mitsui Tower, 1-1 Nihonbashi-Muromachi 2-chome, Chuo-ku Tokyo 103-8666, Japan.  Toray engages in the manufacture, process, and sale of a multitude of products worldwide, including: fibers and textiles, plastics and chemicals, IT-related products, carbon fiber composite materials, environment-related equipment and engineering, life science products, as well as analytic, physical evaluation and research-related services.

(a)−(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Toray is set forth in Schedule I hereto.  Unless otherwise indicated, all of the directors and executive officers of Toray named in Schedule I hereto are citizens of Japan.

(d)−(e) During the last five years, neither Toray nor, to the knowledge of Toray, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

As more fully described in Item 4, the shares of Zoltek Common Stock to which this Schedule 13D relates have not been purchased by Toray.  Pursuant to the Voting Agreement Toray may be deemed to be the beneficial owner of 334,420 shares of Zoltek Common Stock held of record by Mr. Rumy.  Mr. Rumy entered into the Voting Agreement to induce Toray and TZ Acquisition Corp., a Missouri corporation and a wholly-owned subsidiary of Toray (“Merger Sub”), to enter into the Agreement and Plan of Merger, dated as of September 27, 2013 (the “Merger Agreement”). The Merger Agreement provides, among other things, for the merger of the Merger Sub with and into Zoltek (the “Merger”) with Zoltek surviving (the “Surviving Corporation”) as a wholly-owned subsidiary of Toray.

Both the Voting Agreement and the Merger Agreement are described in further detail in Item 4 below, which description is incorporated by reference to this Item 3. Any beneficial ownership of Toray in shares of Zoltek Common Stock that may be deemed to arise from the Voting Agreement does not require the expenditure of any funds, as Toray did not pay additional consideration to Mr. Rumy for entering into the Voting Agreement. Toray anticipates it will fund the transactions contemplated by the Merger Agreement by using cash on hand and proceeds from debt financing.

References to, and description of, the Merger, the Merger Agreement and the Voting Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement attached as Exhibit 2.1 hereto and incorporated herein by reference and the Voting Agreement attached as Exhibit 99.1 hereto and incorporated by reference herein.

Item 4.	Purpose of Transaction

(a)−(b)  On September 27, 2013, Zoltek, Toray and Merger Sub entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into the Issuer with the Issuer surviving the Merger as the Surviving Corporation.  Pursuant to the Merger

Agreement, at the Effective Time (as defined in the Merger Agreement), each share of Zoltek Common Stock issued and outstanding immediately prior to the Effective Time, other than Excluded Shares (as defined in the Merger Agreement), will be converted into and shall thereafter represent the right to receive $16.75 in cash, without interest. At the Effective Time, Zoltek will become a wholly-owned subsidiary of Toray. The Surviving Corporation will cause the shares of Zoltek Common Stock to be delisted from the NASDAQ Stock Market and deregistered under the Securities Exchange Act of 1934, as amended, as promptly as practicable following the Effective Time.

Consummation of the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of certain conditions, including, but not limited to, (i) approval of the Merger Agreement by the holders of at least two-thirds of the outstanding shares of Zoltek Common Stock entitled to vote thereon, (ii) any waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and under Non-U.S. Antitrust Laws will have expired or been terminated, (iii) confirmation by the Committee on Foreign Investment in the United States that it has completed its review (or, if applicable, investigation) under the Foreign Investment and National Security Act of 2007 and determined that there are no unresolved national security concerns with respect to the transactions and (iv) other customary closing conditions.

The Merger Agreement contains certain customary restrictions on the conduct of the business of Zoltek pending the Merger, including certain customary restrictions relating to Zoltek Common Stock. Further, pursuant to the Merger Agreement, Zoltek has agreed that, after the date of the Merger Agreement and prior to the Effective Time, other than dividends by a subsidiary to its parent, it will not authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, stock, property or otherwise).

The Merger Agreement is attached as Exhibit 2.1 to Zoltek’s current report on Form 8-K filed with the SEC on September 27, 2013 (the “8-K”), and is incorporated herein by reference in its entirety. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

In connection with the Merger Agreement, Toray and Mr. Rumy entered into the Voting Agreement, under which Mr. Rumy has agreed to vote the shares of Zoltek Common Stock over which Mr. Rumy has voting control  (i) in favor of the adoption of the Merger Agreement and the approval of the other transactions contemplated thereby (collectively, the “Proposed Transaction”), (ii) against the approval or adoption of any proposal made in opposition to, or in competition with, the Proposed Transaction, and (iii) against any of the following (to the extent unrelated to the Proposed Transaction):  (A) any merger, consolidation, or business combination involving Zoltek or any of its subsidiaries other than the Proposed Transaction; (B) any sale, lease, or transfer of all or substantially all of the assets of Zoltek or any of its Subsidiaries; (C) any reorganization, recapitalization, dissolution, liquidation, or winding up of Zoltek or any of its Subsidiaries; or (D) any other action that is intended, or could reasonably be expected, to result in a breach of any covenant, representation, or warranty or any other obligation or agreement of Zoltek under the Merger Agreement or of Mr. Rumy under this Agreement or otherwise impede, interfere with, delay, postpone, discourage, or adversely affect the consummation of the Proposed Transaction.

Also under the Voting Agreement, Mr. Rumy granted to Toray an irrevocable proxy coupled with an interest, in accordance with the provisions of Section 351.245 of the General and Business Corporation Law of Missouri, and the irrevocable proxy may under no circumstances be revoked.  The irrevocable proxy granted by Mr. Rumy in the Voting Agreement is a durable power of attorney and shall survive the bankruptcy or incapacity of Mr. Rumy.  The irrevocable proxy was granted in connection with the execution of the Merger Agreement in order to secure the duties of Mr. Rumy under the Voting Agreement. The proxy granted by Mr. Rumy is automatically revoked upon termination of the Voting Agreement.

The Voting Agreement will terminate on the earliest to occur of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, and (c) a Change of Recommendation (as defined in the Merger Agreement) by the Zoltek board of directors.

The form of the Voting Agreement is attached as Exhibit 99.1 to the 8-K and is incorporated herein by reference in its entirety. The foregoing summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

(c)  Not applicable.

(d)  The Merger Agreement provides that at the effective time of the Merger, the directors of Merger Sub shall become the directors of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected or qualified. The Merger Agreement also provides that at the effective time of the Merger, the officers of the Issuer shall become the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected or qualified.

(e)−(f)  Not applicable.

(g)  Upon consummation of the Merger, the articles of incorporation of Zoltek as in effect immediately prior to the Effective Time will be amended as set forth in Exhibit A to the Merger Agreement and as so amended shall be the articles of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable laws and the by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be amended to change the name of the Surviving Corporation to Zoltek Companies, Inc., and as so amended will be the by-laws of the Surviving Corporation.

(h)−(i)  Following consummation of the Merger, Toray intends that the Zoltek Common Stock will be delisted from the NASDAQ Global Select Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j)  Except as contemplated by the Merger Agreement, the Voting Agreement or as otherwise set forth in this Item 4, neither Toray, nor, to the knowledge of Toray, any of the persons listed on Schedule I hereto, has any present plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although Toray reserves the right to develop such plans).

Item 5.	Interest in Securities of Issuer.

(a) and (b) For the purposes of Rule 13d-3 promulgated under the Act, Toray may be deemed to be the beneficial owner of an aggregate of 6,211,852 shares in connection with the Voting Agreement. Pursuant to the rights afforded to it under the Voting Agreement, Toray may be deemed to have shared power to vote up to an aggregate of 6,211,852 shares in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Act, Toray may be deemed to be the beneficial owner of an aggregate of 6,211,852 shares. Based on the number of outstanding shares of Zoltek Common Stock on August 9, 2013 as set forth in Zoltek’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013, Toray may be deemed to own approximately 18.1% of the issued and outstanding shares of Zoltek Common Stock. Toray expressly disclaims beneficial ownership of all of the shares of Zoltek Common Stock subject to the Voting Agreement.

To the knowledge of Toray, none of the persons listed on Schedule I hereto is the beneficial owner of any shares of Zoltek Common Stock.

(c) Except as described in Item 4 hereof or as listed on Schedule I hereto, no transactions in the Zoltek Common Stock were effected by Toray, or, to the knowledge of Toray, any of the persons listed on Schedule I hereto, during the past 60 days.

(d) Toray has no right to receive dividends from, or the proceeds from the sale of, the shares of Zoltek Common Stock subject to the Voting Agreement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Statement are incorporated herein by reference in their entirety.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 2.1
Agreement and Plan of Merger by and among Zoltek Companies, Inc., Toray Industries, Inc. and TZ Acquisition Corp., dated as of September 27, 2013 (incorporated by reference to Exhibit 2.1 to Zoltek Companies, Inc.’s Current Report on Form 8-K, filed September 27, 2013 (Commission File No. 000-20600)).

Exhibit 99.1
Stockholder Voting Agreement by and among Toray Industries Inc. and Zsolt Rumy, dated September 27, 2013 (incorporated by reference to Exhibit 99.1 to Zoltek Companies, Inc.’s Current Report on Form 8-K, filed September 27, 2013 (Commission File No. 000-20600)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: [●]

TORAY INDUSTRIES, INC.

By:	/s/ Moriyuki Onishi
Name:	Moriyuki Onishi
Title:	Senior Vice President, General Manager, Torayca & Advanced Composites Division

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

TORAY INDUSTRIES, INC.

Directors and Executive Officers	Business Address	Principal Occupation
Sadayuki Sakakibara	1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo 103-8666, Japan	Chairman of the Board and Representative Member of the Board
Akihiro Nikkaku	1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo 103-8666, Japan	President, Chief Executive Officer, Chief Operating Officer and Representative Member of the Board
Junichi Fujikawa	1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo 103-8666, Japan	Executive Vice President and Representative Member of the Board
Eizo Tanaka	3-3, Nakanoshima 3-chome, Kita-ku, Osaka 530-8222, Japan	Executive Vice President and Representative Member of the Board
Nobuo Suzui	1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo 103-8666, Japan	Executive Vice President and Representative Member of the Board
Koichi Abe	1-1, Sonoyama 1-chome, Otsu, Shiga 520-8558, Japan	Senior Vice President and Representative Member of the Board
Moriyuki Onishi	1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo 103-8666, Japan	Senior Vice President (Member of the Executive Committee)
Shinichi Okuda	1-1, Sonoyama 1-chome, Otsu, Shiga 520-8558, Japan	Senior Vice President (Member of the Executive Committee)
Kazushi Hashimoto	8th Floor, Park Place, 1601 West Nanjing Road, Jing An District, Shanghai 200040, China	Senior Vice President (Member of the Executive Committee)
Ryo Murayama	8-1, Mihama 1-chome, Urayasu, Chiba 279-8555, Japan	Senior Vice President (Member of the Executive Committee)
Akira Uchida	1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo 103-8666, Japan	Senior Vice President (Member of the Board)
Susumu Yamaguchi	1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo 103-8666, Japan	Senior Vice President (Member of the Board)
Shogo Masuda	1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo 103-8666, Japan	Senior Vice President (Member of the Board)
Akira Umeda	8-1, Mihama 1-chome, Urayasu, Chiba 279-8555, Japan	Senior Vice President (Member of the Board)
Yukichi Deguchi	1-1, Sonoyama 1-chome, Otsu, Shiga 520-8558, Japan	Senior Vice President (Member of the Board)
Hiroshi Murakami	1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo 103-8666, Japan	Senior Vice President (Member of the Board)
Akio Sato	1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo 103-8666, Japan	Senior Vice President (Member of the Board)
Hisae Sasaki	1-1, Sonoyama 1-chome, Otsu, Shiga 520-8558, Japan	Vice President (Member of the Board)
Hiroshi Otani	1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo 103-8666, Japan	Vice President (Member of the Board)
Minoru Yoshinaga	1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo 103-8666, Japan	Vice President (Member of the Board)
Kunihiko Yoshida	1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo 103-8666, Japan	Vice President (Member of the Board)
Toru Fukasawa	1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo 103-8666, Japan	Vice President (Member of the Board)
Mitsuo Ohya	3-3, Nakanoshima 3-chome, Kita-ku, Osaka 530-8222, Japan	Vice President (Member of the Board)
Satoru Hagiwara	1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo 103-8666, Japan	Vice President (Member of the Board)
Yasuo Suga	1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo 103-8666, Japan	Vice President (Member of the Board)
Hirofumi Kobayashi	1-1, Nihonbashi-Muromachi 2-chome, Chuo-ku, Tokyo 103-8666, Japan	Vice President (Member of the Board)